UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 8

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,935,632*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,098,380*
	10.	Shared Dispositive Power 837,252
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,026,956*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 11.58%**
14.	Type of Reporting Person IN

*	As discussed herein, does not include 83,725 shares of Common Stock (as defined herein) underlying Restricted Stock Units granted to Ms. Johnson under the Company’s 2002 Stock Incentive Plan.
**	Based on 86,234,141 shares of the issuer’s common stock outstanding on October 25, 2010, as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2010 filed with the Commission on October 27, 2010.

CUSIP No. 103304	Page 3 of 8

Item 1.	Security and Issuer

This Amendment No. 6 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2006, as subsequently amended on August 8, 2006, April 24, 2007, December 22, 2008, October 23, 2009 and February 4, 2010 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

Marianne Boyd Johnson is filing this Amendment to report (i) changes in Ms. Johnson’s beneficial ownership since the date of the prior amendment of the Schedule 13D, which did not individually or in the aggregate require filing an amendment thereto under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) the November 15, 2010 gifts, transfers and distributions (collectively, the “Distribution”) of certain shares of Common Stock to the entities described under Item 4 hereof. The Distribution was made, as applicable, pursuant to various limited partnerships and the terms of the documents governing various grantor retained annuity trusts (each a “GRAT” and collectively, the “GRATs”) and the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Ms. Johnson’s father, William S. Boyd, is the settlor of the GRATs, and Ms. Johnson, is the trustee. Ms. Johnson is the trustee, settlor and beneficiary of The Marianne Boyd Gaming Properties Trust (“MBGPT”). No funds or other consideration was paid in exchange for the Distribution. The information set forth under Item 4 hereof is incorporated herein by reference.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 1 is hereby incorporated by reference. In connection with the Distribution, the following limited partnership and GRAT transfers occurred:

1.	BG-99 Limited Partnership (“BG-99 LP”), of which MBGPT is the general partner, made the following distributions:

Limited Partner	Shares of Company Common Stock
BG-99 Grantor Retained Annuity Trust #3, dated October 20, 1999 (“BG-99 GRAT 3”) (a)	48,883
W.S.B., Inc. (b)	1,528
The Samuel J. Boyd Gaming Properties Trust (“SBGPT”) (c)	34,111
MBGPT	34,111
The William R. Boyd Gaming Properties Trust (“WBGPT”) (d)	34,111

(a)	William S. Boyd is the settlor of BG-99 GRAT 3 and Ms. Johnson is the trustee of such trust.
(b)	W.S.B., Inc. is Mr. Boyd’s (Ms. Johnson’s father ) wholly-owned corporation.
(c)	A trust of which Samuel J. Boyd is the trustee, settlor and beneficiary (Ms. Johnson’s brother).
(d)	A trust of which William R. Boyd is the trustee, settlor and beneficiary (Ms. Johnson’s brother).

CUSIP No. 103304	Page 4 of 8

2.	BG-99 GRAT 3 distributed 93,899 shares of Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code.

3.	BG-01 Limited Partnership (“BG-01 LP”), of which MBGPT is the general partner, made the following distributions:

Limited Partner	Shares of Company Common Stock
BG-01 Grantor Retained Annuity Trust #3, dated February 6, 2002 (“BG-01 GRAT 3”) (a)	121,077
W.S.B., Inc.	3,784
SBGPT	84,489
MBGPT	84,489
WBGPT	84,489

(a)	William S. Boyd is the settlor of BG-01 GRAT 3 and Ms. Johnson is the trustee of such trust.

4.	BG-01 GRAT 3 distributed 128,163 shares of Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code.

5.	BG-02 Limited Partnership (“BG-02 LP”), of which MBGPT is the general partner, made the following distributions:

Limited Partner	Shares of Company Common Stock
BG-02 Grantor Retained Annuity Trust #2, dated October 25, 2002 (“BG-02 GRAT 2”) (a)	192,718
BG-02 Grantor Retained Annuity Trust #3, dated October 25, 2002 (“BG-02 GRAT 3”) (b)	192,718
W.S.B., Inc.	6,022
SBGPT	70,282
MBGPT	70,282
WBGPT	70,282

(a)	William S. Boyd is the settlor of BG-02 GRAT 2 and Ms. Johnson is the trustee of such trust.
(b)	William S. Boyd is the settlor of BG-02 GRAT 3 and Ms. Johnson is the trustee of such trust.

6.	BG-02 GRAT 2 and BG-02 GRAT 3 respectively distributed 199,209 and 162,099 shares of Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code.

CUSIP No. 103304	Page 5 of 8

7.	BG-09 Limited Partnership (“BG-09 LP”), of which each of MBGPT and The William S. Boyd Gaming Properties Trust (of which Ms. Johnson’s father, William S. Boyd, is the trustee, settlor and beneficiary) (“WSBGPT”) are the general partners thereof, made the following gifts:

Limited Partner	Shares of Company Common Stock
BG-09 Grantor Retained Annuity Trust #1, dated October 29, 2009 (“BG-09 GRAT 1”) (a)	94,910
BG-09 Grantor Retained Annuity Trust #2, dated October 29, 2009 (“BG-02 GRAT 2”) (b)	75,058
W.S.B., Inc.	1,977
SBGPT	8,601
MBGPT	8,601
WBGPT	8,601

(a)	William S. Boyd is the settlor of BG-09 GRAT 1 and Ms. Johnson is the trustee of such trust.
(b)	William S. Boyd is the settlor of BG-09 GRAT 2 and Ms. Johnson is the trustee of such trust.

8.	BG-09 GRAT 1 and BG-09 GRAT 2 respectively distributed 94,910 and 51,861 shares of Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service as a director of the Company.

Other than (i) as set forth herein, (ii) in Ms. Johnson’s capacity as a director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Ms. Johnson beneficially owns or may be deemed to beneficially own an aggregate of 10,026,956 shares of the Company’s Common Stock, consisting of:

•	366,660 shares subject to stock options that are exercisable within 60 days of November 15, 2010;

•	26,629 shares held directly;

•	127,122 shares held as trustee of the GRATs;

•	6,473,089 shares held as trustee of MBGPT as a result of it being the general partner of the Partnerships;

•	1,772,108 shares held as settlor, trustee and beneficiary of MBGPT (excluding shares held by the Partnerships and by BG-09 LP);

•	31,529 shares held as a trustee of the Aysia Lynn Boyd Education Trust, dated July 1, 1997;

CUSIP No. 103304	Page 6 of 8

•	31,529 shares held as a trustee of the Taylor Joseph Boyd Education Trust, dated July 1, 1997;

•	30,239 shares held as a trustee of the William Samuel Boyd Education Trust, dated July 1, 1997;

•	31,529 shares held as a trustee of the Samuel Joseph Boyd Jr. Education Trust, dated July 1, 1997;

•	31,529 shares held as a trustee of the T’Mir Elizabeth Boyd Education Trust, dated July 1, 1997;

•	30,039 shares held as a trustee of the Josef William Boyd Education Trust, dated July 1, 1997;

•	16,131 shares held as a trustee of the Justin Boyd Education Trust, dated November 1, 1999;

•	130,247 shares held as trustee of the William R. Boyd and Myong Boyd Children’s Trust, dated August 1, 1993;

•	91,324 shares held by the Johnson Children’s Trust, dated June 24, 1996, Bruno Mark, trustee; and

•	837,252 shares held as trustee of MBGPT as a result of it being a general partner of BG-09 LP with WSBGPT, the other general partner of BG-09 LP.

Ms. Johnson may be deemed to beneficially own the aforementioned shares held by the Johnson Children’s Trust, dated June 24, 1996, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Excluded from Ms. Johnson’s beneficial ownership are 83,725 shares of Common Stock underlying Restricted Stock Units (each an “RSU” and collectively, the “RSUs”) granted to Ms. Johnson under the Company’s 2002 Stock Incentive Plan. Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSU’s vest as follows:

•

23,095 shares of Common Stock vest in full upon the sooner to occur of (i) April 16, 2013 or (ii) a date after October 16, 2009 upon which the closing price of the Issuer’s Common Stock is $25.98 (which represents 150% of the closing price of the Common Stock on April 15, 2008) or greater for twenty (20) consecutive trading days beginning on or after October 16, 2009;

•	20,210 shares of Common Stock vest in full upon on November 4, 2011;

•	20,210 shares of Common Stock vest in full upon on November 2, 2012; and

•	20,210 shares of Common Stock vest in full upon on November 1, 2013.

The RSUs are reported as shares of Common Stock beneficially owned by Ms. Johnson in her Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of November 15, 2010 and are therefore not included as beneficially owned by Ms. Johnson in this Amendment.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest, including to the extent of her pecuniary interest in any trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Ms. Johnson (i) holds sole dispositive and voting power over an aggregate of 9,098,380 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares of Company Common Stock held by BG-09 LP, the RSUs identified therein, and the shares identified therein as being held by the Johnson Children’s Trust, dated June 24, 1996, (ii) holds sole voting power over an aggregate of 837,252 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP, and (iii) shares dispositive power with WSBGPT over an aggregate of 837,252 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP.

CUSIP No. 103304	Page 7 of 8

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof:

On March 12, 2010, BG-01 Grantor Retained Annuity Trust #2, dated February 6, 2002 (“BG-01 GRAT 2”), of which William S. Boyd is the settlor and Ms. Johnson is the trustee, distributed 6,058 shares of Company Common Stock to William S. Boyd. This distribution was made pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code, and no funds or other consideration was paid in exchange for the distribution.

On May 6, 2010, Ms. Johnson exercised and sold an aggregate 34,787 shares of Company Common Stock underlying employee stock options previously granted to Ms. Johnson under the Company’s stock incentive plans. Of the 34,787 shares of Company Common Stock underlying stock options, 5,000 of the stock options had an exercise price of $4.55 per share and 29,787 stock options had an exercise price of $6.6 per share. The shares were sold at prices ranging from $13 to $13.21 per share.

On October 29, 2010, MBGPT sold 200,000 shares of Company Common Stock at prices ranging from $8.29 to $8.43 per share.

On November 1, 2010, Ms. Johnson was granted 20,210 RSUs that will vest in full upon on November 1, 2013.

No other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: November 22, 2010

By:	/S/ MARIANNE BOYD JOHNSON
Marianne Boyd Johnson